  EXHIBIT 99.1

July 9, 2018	News Release 18-08

Brucejack Mine Q2 2018 Production Update; Steady-State Production Achieved

Vancouver, British Columbia July 9, 2018; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report second quarter gold production results and provide guidance for the second half of 2018 for the Brucejack Mine.

Second Quarter 2018 Production Summary

■
111,340 ounces of gold produced
■
14.9 grams per tonne gold mill feed grade
■
97.7% gold recovery rate
■
236,990 tonnes of ore milled
■
2,604 tonnes per day ore milled

“With more than 187,000 ounces produced in the first half of 2018, we have delivered on our first half 2018 guidance of 150,000 to 200,000 ounces of gold,” said Pretivm President & CEO Joseph Ovsenek. “The successful integration of our grade control program into our mining process has resulted in increased grade to the mill with production exceeding grade control estimates for the quarter. Brucejack has now achieved steady-state production, and we expect to deliver 200,000 to 220,000 ounces of gold for the second half of 2018.”

Second Quarter 2018 Monthly Production

	Gold Production (oz)	Gold Grade (g/t)	Recovery (%)	Ore Milled (t)
April	35,891	16.6	97.8	73,222
May	36,978	14.2	97.4	81,611
June	38,471	14.1	97.9	82,157
Q2 2018	111,340	14.9	97.7	236,990

Grade control integration and steady state gold production

Gold production from March throughout the second quarter has reflected the full integration of the operational grade control program which comprises drilling, sampling and local modelling. Grade control is critical for grade prediction and the refinement of stope shapes, which results in reduced dilution and optimized grade to the mill.

Operational grade control: Infill drilling

A reverse circulation (“RC”) drill was introduced as part of a trial program to improve the efficiency and productivity of infill drilling. The RC drill has now been demobilized as it did not deliver the expected cost savings or productivity gains. Going forward, the infill drill program will be carried out with diamond drills.

Mining

To improve access and build stope inventory, the rate of underground development was increased to 700 meters per month, up from the 420 meters contemplated in the 2014 Brucejack Feasibility Study. The development rate increase began in January and is expected to remain at an average of 700 meters per month during the duration of stope inventory build-up in 2018.

With the results of the infill drill program now available for the benefit of short-term stope design, the stope inventory build-up is expected to increase to 10 to 12 stopes during the third quarter. The increased stope inventory will improve the management of production grades.

Steady State Production – Second Half 2018 Guidance

Production Guidance

Gold production at Brucejack for the second half of 2018 is expected in the range of 200,000 ounces to 220,000 ounces, for total 2018 gold production of 387,000 ounces to 407,000 ounces.

Financial Guidance

All in sustaining costs1 for the second half of 2018 are expected to range from US$710 per ounce gold sold to US$770 per ounce gold sold. As production has now reached steady state at the Brucejack Mine, an increased focus will be placed on operational efficiency to reduce costs.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for the Brucejack Mine grade control program.

Second Quarter 2018 Production Results – Webcast and Conference Call

Pretivm is hosting a webcast and conference call today, July 9, 2018 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Monday, July 9, 2018 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

Second Quarter 2018 Operational and Financial Results – Webcast and Conference Call

Pretivm plans to release its second quarter 2018 operational and financial results after market close on Thursday, August 9, 2018. The webcast and conference call to discuss these results will take place Friday, August 10, 2018 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, August 10, 2018 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is emerging as the premier low-cost intermediate gold producer with production at the high-grade underground Brucejack Mine in northern British Columbia now at steady state.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

(1) All-In Sustaining Costs

All-in sustaining cost (“AISC”) is a non-IFRS performance measure calculated as the sum of total cash costs, sustaining capital expenditures, accretion on decommissioning and restoration provision, treatment and refinery charges netted against revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount. The Company believes that this measure, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; our planned mining, exploration and development activities; capital and operating cost estimates; production and processing estimates; the future price of gold and silver; the adequacy of our financial resources; the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate; realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling; capital and operating cost estimates; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; completion of ramp-up to steady state production and positive cash flow; timing and receipt of approvals, consents and permits under applicable legislation; our relationship with community stakeholders; litigation matters; environmental matters; and statements regarding USD cash flows currency fluctuations and the recurrence of foreign currency translation adjustments. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 28, 2018 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking statements are based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.